Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Nine Months Ended September 30
	2007		2006

Earnings:
Pretax income excluding income or loss from equity investments	$101,651		$220,831
Adjustments:
Fixed charges	74,851		62,597
Distributed income from equity investments	1,185		—
Capitalized interest, net of amortization	(16,299)		(10,184)
Arch Western Resources LLC dividends on preferred membership interest	(78)		(89)

Total earnings	$161,310		$273,155

Fixed charges:
Interest expense	$53,142		$48,228
Capitalized interest	16,622		10,296
Arch Western Resources LLC dividends on preferred membership interest	78		89
Portions of rent which represent an interest factor	5,009		3,984

Total fixed charges	$74,851		$62,597
Preferred stock dividends	166		289

Total fixed charges and preferred stock dividends	$75,017		$62,886

Ratio of earnings to combined fixed charges and preference dividends	2.15	x	4.34	x